

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2020

W. Brett McGill
Chief Executive Officer
MarineMax, Inc.
2600 McCormick Drive
Suite 200
Clearwater, FL 33759

> **Re: MarineMax, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2019**
> **Filed December 3, 2019**
> **File No. 001-14173**

Dear Mr. McGill:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services